Exhibit 99.3

NICE Launches WFO Offering for SMB Contact Centers, Providing its
Leading Solutions in a Simple and Cost-effective Platform

The NICE Uptivity offering is geared specifically to the needs of the SMB market, allowing such companies to finally enjoy an integrated suite of next-generation WFO solutions which cover critical contact center functions

Paramus, New Jersey, November 15, 2016 – NICE (Nasdaq:NICE) today announced  the introduction of NICE Uptivity, a new Workforce Optimization (WFO) suite of solutions targeted specifically for the SMB market, which will help small and midsized companies improve the customer experience by optimizing contact center operations and gaining a better understanding of their customers.

With the launch of NICE Uptivity, NICE is the only vendor in the market with a complete WFO offering that can be deployed on premise, hosted, or in the cloud for companies of all sizes – from the largest enterprises to small companies.

The modular, integrated suite spans critical contact center functions, allowing SMB contact centers to benefit from a simple and cost-effective set of solutions for next-generation workforce management, call recording, quality management, desktop recording, speech analytics, performance management and customer satisfaction surveying capabilities.

The new WFO suite enables small and midsize companies to get started quickly, adding users and functionality as they grow. It provides a simple, modern and intuitive interface – delivering a consistent, personalized user experience across all modules. Its ease of deployment, ease of use, and support reduce complexity and costs. With NICE Uptivity, companies that remain with on premise deployments will be able to expand without constraints, as there is a clear growth path with NICE solutions available to ensure that their investments are protected.

“Based on our experience serving thousands of midsized customers in a variety of industries, we understand that midsized companies are every bit as complex as larger enterprises but need to provide a high quality, multi-channel service experience with limited capital budget and resources,” said NICE inContact president Paul Jarman, “These companies often lack IT and dedicated WFO staff, and thus require secure solutions that are very easy to implement and use. We’ve combined inContact’s full-featured Uptivity WFO solution with VPI’s award-winning business intelligence dashboards and NICE’s WFO industry-leading expertise and best practice processes to make it easy for companies of all sizes to optimize operational efficiency and customer experience.”

Midsize companies no longer need to rely on disjointed legacy systems from multiple vendors. A multi-vendor approach forces management to focus on non-core business issues around systems integration, security, user adoption and scalability. This leads to increased costs to deploy and maintain systems, locks up precious resources, and prevents midsize organizations from acting strategically to improve customer experience and grow their business.

Benefits of NICE WFO for the SMBs:

•	Fast deployment and rapid configuration reduces burden on IT

•	Scalable, modular suite makes adding functionality easy

•	Supports multiple contact centers, including at-home agents

•	Supports a variety of telephony infrastructures including Cisco, Avaya, ShoreTel, Mitel and others

•	Enables an easy transition to inContact cloud contact center solutions and NICE solutions designed for larger enterprises

NICE will host a webinar on November 16, detailing how an integrated WFO suite geared specifically for the SMB market will enable companies to deliver the highest levels of customer service in an increasingly complex, multi-channel world. Register today at: http://info.nice.com/Uptivityweb_11.16_1.Registration.html

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premise enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.